Exhibit 99.1

 A U.S. Critical Materials Company  July 2022  IperionX Limited  ABN 84 618 935 372

 2  Disclaimer  Forward Looking Statements  Information included in these materials constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.   Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, political and social risks, changes to the regulatory framework within which the company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation, as well as other uncertainties and risks set out in filings made by the Company from time to time with the Australian Securities Exchange and the U.S. Securities and Exchange Commission (“SEC”).   Forward looking statements are based on the Company’s and its management’s assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.   There may be other factors that could cause actual results, performance, achievements or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Except as required by applicable law or stock exchange listing rules, the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.   Cautionary Statements and Important Information  This presentation has been prepared by the Company as a summary only and does not contain all information about assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to securities. Any investment in the Company should be considered speculative and there is no guarantee that they will make a return on capital invested, that dividends would be paid, or that there will be an increase in the value of the investment in the future.   The Company does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the securities issued by the Company are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position.   Competent Persons Statements  The information in this document that relates to Exploration Results, Mineral Resources, Production Targets, Process Design, Mine Design, Cost Estimates, and Financial Analysis is extracted from IperionX’s ASX Announcement dated June 30, 2022 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.IperionX.com.   The Company confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions and technical parameters underpinning the Production Target, and related forecast financial information derived from the Production Target included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.

 3  Critical metals and their mineral feedstocks are key to U.S. advanced industries  Electric Vehicles  Renewable Power  Consumer Electronics  3D Printing  Robotics  Space Exploration  Aerospace  Defense

Titanium metal is extensively used in U.S. defense applications

Higher strength to weight than steel & aluminum

Lighter than steel (~45% lighter)

Superior corrosion resistance / longevity

High temperature applications

Current Defense Applications

U.S. Airforce


F-35 Lighting


V-22 Osprey

U.S. Army


M777 Howitzer


M1 Abrams

U.S. Navy


SSN774 Virginia Class


LPD17 San Antonio Class

Future Defense Applications

Hypersonics


Lockheed Martin - SR72


Boeing- X-51A

Source: U.S. Dept. of Commerce Bureau of Industry and Security, Roskill, Joint Program Management Office Picatinny Arsenal

4

 Source: US Geological Survey. Locations shown are approximate.  5  But the U.S. titanium metal sector is 100% import reliant  Titanium Primary Metal Production Capacity, 2020  Titanium sponge capacity  tons per annum  10,000  5,000  500

 6  Rare earths are a crucial component of high-performance permanent magnets, which underpin the trend of the “electrification of everything”  Wind Turbines require Generators  Electric Vehicles require Electric Motors  Generators & Electric Motors require Permanent Magnets  Permanent Magnets  Light & Heavy Rare Earths   are required by permanent magnet to allow for high temperature, high performance applications  6

The true “rare” earths are the heavies, but are dominated by China



Metal Prices
US$/kg
Steel 2
Aluminum 3
Stainless Steel 4
Copper 9
Titanium Sponge 12
Titanium Ingot 14
Nickel 26
Cobalt 72
Light Rare Earths
Pr Praseodymium 145
Nd Neodymium 147
Titanium Powder 217
Silver 756
Heavy Rare Earths
Dy Dysprosium 379
Tb Terbium 2,154



Nd Pr
Light Rare Earths
Country Share % of 2020 Global Mined Supply
<20%
U.S.
>60%
China
Dy Tb
Heavy Rare Earths
Country Share % of 2020 Global Mined Supply
0%
U.S.
Est. >90%
China

Source: Roskill, LME, Metal.com, AgMetalMiner Macquarie Research, Adamas Intelligence, US Geological Survey, Reuters, Public Company Documents. Mined production figures shown. Chinese heavy share assumed to include Myanmar production.

7

 Zirconium Metal  Light Rare Earth Metals)  Heavy Rare Earth Metals)  8  We have the solution  Future research to focus on applying the breakthrough metal technologies to the critical mineral endowment at the Titan Project  Titanium Metal  Metal Operations  HAMR &   Other Metal Technologies  Titanium   Minerals  (Ilmenite & Rutile)  Heavy Rare Earth Minerals  (Xenotime)  Light Rare Earth Minerals  (Monazite)  Zirconium Minerals  (Zircon)  Titan Project  Mineral Operations

 9  Mineral Operations

 10  Our Titan Project is the large scale, simple & sustainable answer to U.S. critical mineral supply chains  100% owned by IperionX, our Titan Project covers 11,000+ acres of titanium & rare earth rich heavy mineral sands in west Tennessee  Infrastructure rich location in the heartland of the U.S.  The largest U.S. titanium and monazite / xenotime JORC code compliant resource  Simple, low-cost extraction & processing operations   Sustainable operations with active reclamation  10

Titan Project Scoping Study Outcomes

June 2022

US$117 million

Average EBITDA[1]

US$692 million

$NPV_{8\%}$[1]

40%

After-tax IRR[1]

25 years

Initial life of operations

Potential economics demonstrate one of the highest NPV-to-CAPEX ratios of advanced U.S. critical mineral development projects



NPV to CAPEX Ratio[2]
3.0
2.0
1.0
0.0
Titan IperionX (Scoping)
Thacker Pass Lithium Americas (PFS)
Fort Cady 5E Advanced Materials (DFS)
Carolina Lithium Piedmont Lithium (BFS)
Rhyolite Ridge Ioneer (DFS)
Tamarack Talon (PEA)

1. June 2022 Scoping Study projections are based on Q1-2022 price projections and cost estimates in U.S. Dollars. Evaluation was carried out on a 100% equity basis using an 8% discount rate. For further information, see Scoping Study press release dated June 30, 2022.
2. NPV to CAPEX ratio calculated as published NPV divided by published development CAPEX, and is unadjusted for inflation or different assumptions contained within each company's respective technical documents.

Sources: Lithium Americas Thacker Pass Project PFS (link), 5E Advanced Materials Fort Cady Project DFS (link), Piedmont Lithium Carolina Lithium Project BFS (link), Ioneer Rhyolite Ridge Project DFS (link), Talon Metals Tamarack Nickel Project PEA (link)

11

 12  McNairy Sand Ore  Sustainable Mineral Extraction   Gravity Concentration  Heavy Mineral Concentrate  90+% of the sand extracted is returned to void for reclamation  REE Concentrate Flotation  REE Minerals  (Monazite / Xenotime)  Electrostatic / Magnetic / Gravity Separation  Rutile   (TiO2)  Ilmenite   (TiO2)  Premium Zircon   (ZrO2+HfO2)  Zircon Con.   (ZrO2+HfO2)  No drilling, no blasting and no harmful chemicals  Gravity & water used to separate out the “heavy minerals” from the quartz sand, which is then returned for rehabilitation  Benign flotation process used to extract REE minerals and only electrical power needed to separate remaining titanium and zircon minerals  Simple and conventional extraction and processing

A potential major U.S. source of titanium and rare earths

Over its initial 25-year mine life, the Titan Project is projected to produce:

Contained Rare Earths Oxides to support

~24,000,000

ELECTRIC VEHICLES


Dy
Nd
Tb
Pr



Contained Titanium minerals to support

~60,500

BOEING 787s


22
Ti
Titanium
47.867



Source: Adamas Intelligence, Boeing, Titan Project Scoping Study.
Estimates are based on the in-situ Titanium metal and Neodymium metal contained in of the Titan Project's cumulative total mineral concentrate production over 25 years of projected mine life, as outlined in the Titan Project Scoping Study. Assumes 1.3kg of NdFeB magnet per electric vehicle and 31wt% Nd content per kg NdFeB magnet. Assumes Boeing 787 contains 15wt% Titanium, or approximately 18 metric tons.

13

 Source: US Geological Survey, Roskill, WoodMackenzie. Locations shown are approximate.  14  Potential to be a significant source of U.S. heavy rare earth minerals  Titan Project projected annual average production v. 2020 North American Demand

Minerals from the Titan Project can provide a potential U.S. pathway for domestic rare earth processing

IPERIONX

ENERGY FUELS

Upstream

Expected to be shovel ready in calendar Q4-2023

Conventional processing routes

Low CAPEX relative to other projects

Midstream

Cracking & leaching operational today with multibillion dollar replacement value

Separation expected in the coming years via conventional processing

Downstream

Future potential for metallization & magnet alloy manufacturing

Low CAPEX using conventional technology

Potential to use IperionX HAMR technology



Titan Project
Extraction & Processing
RE Concentrate
Cracking & Leaching
RE Oxide Separation
RE Oxides
RE Oxide to Metal
RE Magnet Alloy
RE Magnets
Legend
Existing assets and processes
Assets and processes under development

MoU signed between IperionX & Energy Fuels (NYSE: UUUU)[1] for development of the REE supply chain from U.S. mineral to oxides

1. See ASX announcements dated April 22nd, 2021, and update announcement dated March 8th, 2022 for details.

15

Targeting a shovel ready project for late 2023



MoU for Monazite Offtake with Energy Fuels
Maiden Mineral Resource announced
MoU for Zircon Offtake with Mario Pilato
Acquired Titan Project
MoU for Ilmenite & Rutile Offtake with Chemours
Titan Project Scoping Study published
2020
2021
2022
2023
H1 2020
H2 2020
H1 2021
H2 2021
H1 2022
H2 2022
H1 2023
H2 2023
Opportunities & Permit Review
Pre-Feasibility Study
Feasibility Bulk Sample & Test Work
Feasibility Study
Permitting
Shovel Ready / FID

- Pre-feasibility study significantly progressed with all test work completed for pre-feasibility process flow sheet development
- Feasibility level bulk sample and first stage separation (removal of <45 micron) material conducted at the Mineral Demonstration Facility and second stage spiral separation having been conducted by Mineral Technologies in Florida
- Heavy mineral concentrate now shipped to Mineral Technologies Australia and expected to be complete with all test work required for engineering study completion by year-end 2022 – typically the long lead time item in any project

16

 17  Metal Operations

 18  The HAMR technology could revolutionize the titanium manufacturing process  The patented metal technologies, centered around Hydrogen Assisted Metallothermic Reduction (“HAMR”), were invented by world-renowned metallurgist, Dr. Zak Fang, Professor of Metallurgical Engineering at the University of Utah. IperionX holds an exclusive option to acquire the HAMR technology and other associated technologies.  Lower cost  Reduced energy consumption  Potential for zero carbon  100% recycling potential  Mineral / Scrap  Titanium   Metal Powders  Mineral  Chlorination   Kroll   Purified TiCl4  Melting   Titanium Sponge  Titanium   Metal Powders  IperionX vs. Current Industry  Titanium Ingot  Extrusion  Atomization  Titanium Wire  HAMR

 Picture Shown: Energy Fuels White Mesa Mill  19  Our partner, Blacksand, has a pilot facility operating in Salt Lake City, Utah – built with funding from the U.S. Department of Energy’s ARPA-E  Development of a larger Titanium Demonstration Facility (“TDF”) currently underway with targeted production capacity of 125tpa  The TDF will serve a dual purpose of demonstrating scale while allowing for the commencement of powder production for commercial sales  We are already producing titanium powder, with near-term plans to expand capacity

 Picture Shown: Energy Fuels White Mesa Mill  20  Spherical titanium powders, produced from scrap at our pilot facility, are being 3D-printed into parts and components for customer qualification and testing  We are also providing powder and parts for customer prototyping

 Source: ARPA-E METALS Program, Feng Gao et al (Journal of Cleaner Production), IperionX Estimates for HAMR.  Assumes renewable power sourced for IPX Facility, and 100% scrap feedstock for HAMR spherical powder. Figures shown are targets at 10,000tpa capacity.  21  And aiming to provide for long term sustainability of supply   Lower Carbon Emissions  100% Recycled Product  Manufacturing of our titanium metal powders today is 100% fed by scrap titanium and in the future we envision an ore-metal supply chain with full recycling of manufacturing scrap and end-of-life products

We have potential to disrupt existing stainless steel and aluminum markets


~$4bn*
~$228bn*
~$251bn*

Titanium Market
2019 Ingot Production ~283kt
2019 Av. Price ~$15,100/t

Aluminum Market
2021 Production ~67Mt
Q1-2022 Price ~$3,400/t

Stainless Steel Market
2021 Production ~56Mt
Q1-2022 Price ~$4,450/t

* Estimated Global Market Summary in USD
Sources: Roskill, International Stainless Steel Forum, Jefferies Equity Research, LME, Metal Miner. Pricing as of Q1-2022.

22

23  23  IperionX’s vision is to re-shore a U.S. sustainable critical material supply chain – our near-term milestones will help drive our success  Scale-up of our titanium metal powder production capacity  Commercial discussions with potential Titanium metal strategic customers  Continued work to get the Titan Project “construction ready”  Release of the Scoping Study outlining the economics on the Titan Project  NASDAQ Listing

 Website  www.iperionx.com  E-mail  investorrelations@iperionx.com  Phone  +1-980-213-2290  Headquarters  129 W Trade St, Ste. 1405  Charlotte, NC,. 28202  IPX

 25  Appendix:  Additional Information on the Titan Project, Sustainability, Community Engagement, and Government Engagement

 26  Based on the results of our Scoping Study, the Titan Project is a potential multi-decade asset for a long-term, domestic source of rare earths & titanium  Geological formation targeted is the McNairy Sand, a massive formation extending North-South through west Tennessee  Projected 25-year initial operational life covers only a small portion of existing landholdings  Potential for additional resource discovery and conversion within land controlled by IperionX  Potential for additional land leasing or acquisition could add to further resource conversion

 Projected titanium metal produced from the Titan Project1  % of 2019 U.S. titanium ingot production  Potential to re-shore the domestic titanium metal industry’s feedstock needs  Source: US Geological Survey, Roskill, Titan Project Scoping Study announcement dated June 30, 2022 1. Contained titanium metal based on projected ilmenite and rutile production. Assumes 100% recovery from contained Titanium to Titanium Ingot for illustrative purposes.  27

 Source: US Geological Survey, Public Company Documents. Locations shown are approximate.  28  While also a major potential source of titanium minerals for the paint & pigment industry  U.S. paint & pigment industry is 90+% import dependent on titanium minerals   U.S. domestic consumption of TiO2 pigment in 2021 was estimated to be ~1.1 million metric tons  Our Scoping Study demonstrates that the Titan Project could produce ~120ktpa of titanium minerals that can be sold into the paint and pigment industry  Ukraine was a major source of supply of titanium minerals

 29  Low carbon impact extraction with active reclamation  Focusing on zero carbon power (as processing requires mainly electrical power) to limit carbon intensity  Reclaiming voids actively during extraction meaning only temporary disturbance in any one area at a time  Research into improved rehabilitation programs to return land to a better post operations state  Native warm season grasses experimental plots for improved rehabilitation   Experimental plots investigating carbon sequestration opportunities during rehabilitation  Focused on sustainable extraction, processing, reclamation, and rehabilitation

 30  IperionX example operation impact   (U.S. mine site)  We aim to develop one of the most environmentally sustainable mineral operations  No drilling, blasting or hazardous chemicals used for extraction   Active reclamation  Drilling, blasting, grinding and often leaching required  Process typically results in tailing ponds or piles  Mt Weld, Lynas Corporation  (Australian hard rock rare earth mine)

 31  Committed to community engagement & education  Since the beginning of IperionX, the strategy has been to engage and educate the communities of Benton, Henry & Carroll counties  IperionX’s team on the ground has been extremely active and over the last few years has undertaken many community outreach programs, including:  Engagement in all major community fairs and programs  Advertising in major community newspapers and local radio stations  Presenting to key leaders in the community  An open door policy where anyone can ask any question  Strong community support and relations is a top priority of IperionX  Benton County Community Q&A  Henry County   Fish Fry

 32  Mineral Demonstration Facility for customer & community engagement  Stage 1 (Operational): Initial hydro-cyclones to remove fine (<45 micron) clays from McNairy Sand ore, successfully used to process feasibility bulk sample   Stage 2 (Targeted Calendar Q3 2022): Addition of spiral circuit to allow for gravity separation of heavy minerals from sand and produce a heavy mineral concentrate  Stage 3 (Targeted Calendar Q4 2022): Pilot scale flotation & electromagnetic equipment to produce samples of REE minerals, Titanium minerals and Zircon concentrate

 33  Engaging with agencies and representatives across all levels of government  IperionX is working diligently to develop strong relationships with government stakeholders at the municipal, state, and federal levels  Focus is on engaging with relevant individuals, committees, and departments who support the re-shoring of critical material supply chains  Federal:  TN Senator Bill Hagerty visit to IperionX offices in Tennessee  State:  Speaking to the Tennessee Agriculture and Natural Resources committee, and meeting with Agriculture Department representatives  Municipal:  Meeting with the Mayor of McKenzie, TN

 34  IperionX is potentially eligible for funding and support from numerous U.S. Government programs  Securing a Made in America Supply Chain for Critical Materials  February 22nd, 2022  Federal Government to provide major investment funding towards the re-shoring of critical material supply chains to American soil  AM (Additive Manufacturing) Forward Program  May 6th, 2022  Public-Private program with AM industry leaders to provide low-cost financing and technical advice to support small business growth in 3D printing  National Science Foundation’s SBIR Program - $110m in total funding  January 11th, 2022  NSF’s program to provide non-dilutive, non-interest-bearing funding to promising early-stage R&D start-ups to help commercialize their technology  Department of Energy’s ARPA-E SCALEUP Program - $100m in total funding  December 16th, 2021  DOE program to provide non-dilutive, non-interest-bearing funding to novel pilot-scale technologies to commercialize them  Department of Energy’s Critical Minerals Extraction Facility - $140m in total funding  February 14th, 2022  DOE funding for a rare earth extraction facility, with funding from the Bipartisan Infrastructure Law  Department of Defense’s DPA Grant to Lynas - $30m in total funding  February 1st, 2021  DOD to provide $30m in non-dilutive funding to Lynas USA LLC to construct a light rare earth separation facility in Texas  Department of Defense’s IBAS Grant to Lynas - $120m in funding  June 14th, 2022  DOD to provide $120m in non-dilutive funding to Lynas USA LLC to construct a heavy rare earth separation facility  Department of Interior’s Critical Minerals Mapping Project  June 21st, 2022  DOI to provide funding to 30 states to support geological mapping efforts to identify critical mineralization deposits  Department of Commerce’s Investigation into Neodymium Magnet Imports  September 24th, 2021  Commerce department to investigate the impacts of Neodymium rare earth magnet import reliance on national security